[COMPANY LETTERHEAD]

June 18, 2009

Securities and Exchange Commission	BY EDGAR AND
Division of Corporation Finance	BY OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Jeffrey Gordon

Staff Accountant

Re:	Hawkins, Inc.

Form 8-K Item 4.01 filed June 12, 2009

File #0-7647

Dear Mr. Gordon:

On behalf of Hawkins, Inc. (the “Company”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2009. For your convenience, we have repeated and numbered the comment in your June 17 letter.

1.

We read that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.

Response: On June 16, 2009, the Company received the requested letter from our former accountants. On June 17, 2009, the Company electronically filed with the Commission an amendment to its previously filed Current Report on Form 8-K for the purpose of providing the above-mentioned letter as Exhibit 16.

Pursuant to the staff’s request, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities Exchange Commission from taking any action with respect to the filings, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions or comments with respect to the above responses, or should additional information be required, please contact the undersigned at (612) 617-8582.

Yours truly,
/s/ Richard G. Erstad
Richard G. Erstad
Vice President and
General Counsel
cc:	John R. Hawkins

Kathleen P. Pepski

Eric Sweerin

Steven C. Kennedy

W. Morgan Burns